

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

VIA US MAIL AND FAX (949) 282-5889
Mr. Devasis Ghose
Chief Financial Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

> **Re:** **Skilled Healthcare Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 001-33459**

Dear Mr. Ghose:

We have reviewed your response letter dated June 10, 2011 and your filings and have the following comments. As noted in our letter dated April 13, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

5. Business Segments, pages F-22-F-24

1.   Please confirm to us, if true, that the CODM

- Does not receive discrete financial information on the Company's regional operations, orally, online, in print, or otherwise directly or indirectly, from the Regional Presidents or from other corporate officers, including but not limited to the Chief Operating Officer, Chief Financial Officer, and Executive Vice President or their respective staff

- Neither assesses performance of nor approves allocations of corporate resources to regional operations, but, instead, defers to the Executive Vice President, Regional Presidents, or others for these functions.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director